Exhibit 99.1

June 30, 2025

AZEK STOCKHOLDERS APPROVE TRANSACTION WITH JAMES HARDIE

SYDNEY, June 30, 2025 – The AZEK Company Inc. (NYSE: AZEK) (AZEK) has recently announced that its stockholders have voted to approve all proposals related to AZEK’s proposed transaction with James Hardie Industries plc (James Hardie) at its special meeting of stockholders on June 27, 2025 (Special Meeting). Under the terms of the merger agreement, and subject to the completion of the transaction, AZEK stockholders will receive US$26.45 in cash and 1.0340 ordinary shares of James Hardie to be listed on the New York Stock Exchange for each share of AZEK common stock owned. At the Special Meeting, AZEK stockholders approved a proposal to adopt the merger agreement as follows:

Votes For	Votes Against	Abstentions
108,771,210	38,994	216,880

For more information, please refer to AZEK’s Form 8-K filed with the U.S. Securities and Exchange Commission on June 27, 2025.

The transaction is expected to close on or about July 1, 2025, subject to the satisfaction or waiver of the closing conditions set forth in the merger agreement.

For more information, contact:

Investor and Media Contact

Joe Ahlersmeyer, CFA

Vice President, Investor Relations

+1 773-970-1213

investors@jameshardie.com

This communication has been authorized by the Company Secretary of James Hardie Industries plc.